                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                           Tele-Communications, Inc.
                         -----------------------------
                               (NAME OF ISSUER)
1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                         -----------------------------
                        (TITLE OF CLASS OF SECURITIES)
1.   Series A TCI Group Common Stock:                                 87924V101
2.   Series B TCI Group Common Stock:                                 87924V200
3.   Series A Liberty Media Group Common Stock:                       87924V507
4.   Series B Liberty Media Group Common Stock:                       87924V606
5.   Series A Ventures Group Common Stock:                            87924V887
6.   Series B Ventures Group Common Stock:                            87924V879
7.   Class B Preferred Stock:                                         87924V309

                         -----------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                             Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                            Denver, Colorado  80203
-------------------------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)
                               January 5, 1998
                         -----------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                                              CUSIP Nos.
 Series A TCI Group Common Stock:                                                                                      87924V101
 Series B TCI Group Common Stock:                                                                                      87924V200
 Series A Liberty Media Group Common Stock:                                                                            87924V507
 Series B Liberty Media Group Common Stock:                                                                            87924V606
 Series A Ventures Group Common Stock:                                                                                 87924V887
 Series B Ventures Group Common Stock:                                                                                 87924V879
 Class B Preferred Stock:                                                                                              87924V309
--------------------------------------------------------------------------------------------------------------------------------
            1)    Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
--------------------------------------------------------------------------------------------------------------------------------
            2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
--------------------------------------------------------------------------------------------------------------------------------
            3)    SEC Use Only
--------------------------------------------------------------------------------------------------------------------------------
            4)    Source of Funds (See Instructions)                   BK
--------------------------------------------------------------------------------------------------------------------------------
            5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------------------------------------------------------
            6)    Citizenship or Place of Organization                 U.S.A.
--------------------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power                      Series A TCI Group Common Stock                         7,365,345(1)
                                                            Series B TCI Group Common Stock                         7,335,345(2)
                                                            Series A Liberty Media Group Common Stock               5,085,860(1)
                                                            Series B Liberty Media Group Common Stock               2,589,829(2)
                                                            Series A Ventures Group Common Stock                    6,202,152(1)
                                                            Series B Ventures Group Common Stock                    6,202,152(2)
                                                            Class B Preferred Stock                                            0
                 ---------------------------------------------------------------------------------------------------------------
                  8) Shared Voting Power                    Series A TCI Group Common Stock                        14,206,616(1)
                                                            Series B TCI Group Common Stock                        14,206,616(2)
 Number of Shares                                           Series A Liberty Media Group Common Stock              18,037,921(1)
                                                            Series B Liberty Media Group Common Stock              11,454,693(2)
   Beneficially                                             Series A Ventures Group Common Stock                   12,034,298(1)
                                                            Series B Ventures Group Common Stock                   12,034,298(2)
  Owned by Each                                             Class B Preferred Stock                                   125,000(2)
                 ---------------------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power                 Series A TCI Group Common Stock                         7,365,345(1)
 Reporting Person                                           Series B TCI Group Common Stock                         7,335,345(2)
                                                            Series A Liberty Media Group Common Stock               5,085,860(1)
       With                                                 Series B Liberty Media Group Common Stock               2,589,829(2)
                                                            Series A Ventures Group Common Stock                    6,202,152(1)
                                                            Series B Ventures Group Common Stock                    6,202,152(2)
                                                            Class B Preferred Stock                                            0
                 ---------------------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power              Series A TCI Group Common Stock                        14,206,616(1)
                                                            Series B TCI Group Common Stock                        14,206,616(2)
                                                            Series A Liberty Media Group Common Stock              18,037,921(1)
                                                            Series B Liberty Media Group Common Stock              11,454,693(2)
                                                            Series A Ventures Group Common Stock                   12,034,298(1)
                                                            Series B Ventures Group Common Stock                   12,034,298(2)
                                                            Class B Preferred Stock                                   125,000(2)
--------------------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            Series A TCI Group Common Stock                        21,571,961(1)
                                                            Series B TCI Group Common Stock                        21,541,961(2)
                                                            Series A Liberty Media Group Common Stock              23,123,781(1)
                                                            Series B Liberty Media Group Common Stock              14,044,522(2)
                                                            Series A Ventures Group Common Stock                   18,236,450(1)
                                                            Series B Ventures Group Common Stock                   18,236,450(2)
                                                            Class B Preferred Stock                                   125,000(2)
--------------------------------------------------------------------------------------------------------------------------------
            Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                            / /
--------------------------------------------------------------------------------------------------------------------------------
            13) Percent of Class Represented by Amount in Row (11)
                   4.5% of Series A TCI Group Common Stock
                   44.7% of Series B TCI Group Common Stock
                   7.1% of Series A Liberty Media Group Common Stock
                   44.3% of Series B Liberty Media Group Common Stock
                   4.8% of Series A Ventures Group Common Stock
                   41.2% of Series B Ventures Group Common Stock
                   8.1% of Class B Preferred Stock
--------------------------------------------------------------------------------------------------------------------------------
            14)    Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------------------------------------------------------
                   (1)  Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group
          Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty
          Media Group Common Stock and Series A Ventures Group Common Stock, respectively.  SEE Item 5 below.  The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock
          shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group
          Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of
          Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock,
          respectively.
               (2)  SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

     6.   Tele-Communications, Inc. Series B TCI Ventures Group, Common
Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

     7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

      Item 2(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) This Schedule 13D is filed by Kim Magness. On January 5, 1998, Kim Magness and Gary Magness were appointed as co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate"), the late founder and former Chairman of the Board of the Company, which directly owns Company Securities. In addition, Kim Magness is the personal representative of the Estate of Betsy Magness, the late wife of Bob Magness (the "Betsy Magness Estate" and together with the Bob Magness Estate, the "Estates"), which directly owns Company Securities. Finally, Kim Magness owns Company Securities individually.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     The source and amount of funds used to consummate the transactions described in Item 4 below are as follows:

     (1) $74,384,596 was provided by cash that the Bob Magness Estate had on hand.

     (2) $123,579,980 was provided by the cash paid to the Bob Magness Estate pursuant to the Magness Call Agreement (as defined in Item 4 below).

     (3) $29,900,000 was borrowed by the Bob Magness Estate under a credit facility provided by Bankers Trust Company (the "Bank"). The maximum principal amount of the promissory note evidencing this debt is $80,000,000. The note is dated February 9, 1998. The promissory note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any unpaid accrued interest, must be paid on February 9, 1999, unless the note is extended with the Bank's consent as provided in the note. A total of $29,900,000 has been advanced under the note and bears an interest rate of .375% above the LIBOR rate in effect on the date of borrowing. The promissory note is secured by various stock holdings of the Bob Magness Estate. See Exhibit 99.3.

     (4) $48,000,000 was borrowed by the Betsy Magness Estate under a credit facility provided by the Bank. The proceeds of the loan were paid to the Bob Magness Estate in repayment of money the Betsy Magness Estate owed to the Bob Magness Estate. The maximum principal amount of the promissory note evidencing this debt is $50,000,000. The note is dated February 9, 1998.
The promissory note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any unpaid accrued interest, must be paid on February 9, 1999, unless the note is extended with the Bank's consent as provided in the note. A total of $48,000,000 has been advanced under the note and bears an interest rate of .375% above the LIBOR rate in effect on the date of the borrowing, as calculated under the terms of the note. The promissory note is secured by various stock holdings of the Betsy Magness Estate. See Exhibit 99.4.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     On June 16, 1997, the Company exchanged (the "Exchange") 30,545,864 shares of Series A TCI Group Common Stock for the same number of shares of Series B TCI Group Common Stock owned by the Bob Magness Estate. Subsequent to the Exchange, the Bob Magness Estate sold (the "Sale") the shares of Series A TCI Group Common Stock received in the Exchange, together with approximately 1.5 million shares of Series A TCI Group Common Stock that the Bob Magness Estate previously owned (collectively, the "Option Shares"), to two investment banking firms (the "Investment Bankers") for approximately $530 million (the "Sale Price"). Subsequent to the Sale, the Company entered into an agreement with the Investment Bankers whereby the Company had the option, but not the obligation, to purchase the Option Shares at any time within two years (the "Option Period") from the date of the Sale. In connection with the Exchange and Sale, Dr. John Malone, the Company's Chairman and Chief Executive Officer ("Malone"), agreed to forgo the exercise of certain option rights and in consideration, the Company granted to Malone the right (the "Malone Right") to acquire, at any time and from time to time prior to June 30, 1999, up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sales price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. In addition, subsequent to the sale the Company gave holders of the Series A TCI Group Common Stock and Series B TCI Group Common Stock the right to exchange a portion of such shares for the then new Series A Ventures Group Common Stock or Series B Ventures Common Stock (as the case may be) (the "Ventures Spin-Off").

     Proceedings relating to the probate of the Bob Magness Estate were commenced in the District Court for Arapahoe County, Colorado under the caption In re Estate of Bob Magness, Case No. 96 PR944 (the "Proceedings"). In connection with the Proceedings, one or more of Gary Magness and Kim Magness (the sons of Bob Magness), Sharon Magness (the surviving wife of Bob Magness) and the original personal representatives of the Bob Magness Estate advanced various claims, causes of action, demands, complaints and requests against one or more of the others. In addition, Kim Magness and Gary Magness, in a Complaint And Request To Void Sale of TCI Stock And For Damages And Surcharge, filed in the Proceedings on October 29, 1997, advanced various claims relating to the Exchange and Sale against the Company, Malone and the original personal representatives of the Magness Estate.

     On January 5, 1998, the Company announced that a settlement (the "Magness Settlement") had been reached in the Proceedings brought against it and other parties in connection with the administration of the Bob Magness Estate. In connection with the Magness Settlement, portions of the Exchange and Sale were rescinded and unwound such that 10,201,041 shares of Series A TCI Group Common Stock and 11,666,506 shares (which includes shares issued pursuant to a stock dividend referred to in footnote 1 to Item 5(a) below) (the "Stock Dividend") of Series A Ventures Group Common Stock were returned to the Company as authorized but unissued shares. The Company then issued to the Bob Magness Estate 10,017,145 shares of Series B TCI Group Common Stock and 12,034,298 shares of Series B Ventures Group Common Stock (including shares issued pursuant to the Stock Dividend and fully reflecting the Ventures Spin-Off). The Bob Magness Estate was permitted to participate in the Ventures Spin-Off as if it had held such shares of Series B TCI Group Common Stock at the time of the Ventures Spin-Off and such participation is reflected in the number of shares of Series B TCI Group Common Stock and Series B Ventures Group Common Stock owned by the Bob Magness Estate. The Bob Magness Estate returned to the Company (which returned to the Investment Bankers) approximately $264 million to rescind and unwind portions of the Exchange and Sale. In addition, in connection with the Magness Settlement, the Betsy Magness Estate received the right to exchange its 1,339,415 shares of Series A TCI Group Common Stock and 1,531,834 shares of Series A Ventures Group Common Stock for an equal number of Series B TCI Group Common Stock and Series B Ventures Group Common Stock, respectively. Finally, on January 6, 1998, the Bob Magness Estate received 154,200 shares of Series B TCI Group Common Stock as part of a settlement of litigation between shareholders of Liberty Media Corp. ("Liberty Media") and the Company arising in connection with the merger of Liberty Media with the Company. Bob Magness had been a shareholder of Liberty Media prior to such merger. In addition, Kim Magness and Gary Magness were named co-personal representatives of the Bob Magness Estate.

     On February 9, 1998, in connection with the Magness Settlement, the Company entered into a call agreement (the "Malone Call Agreement") with Malone and Malone's wife (together with Malone, the "Malones"), under which the Malones granted to the Company the right to acquire the Malones' high-voting shares, currently consisting of an aggregate of approximately 60 million shares (which includes shares issued pursuant to the Stock Dividend) of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock (collectively, the "Series B Shares"), upon Malone's death or upon a contemplated sale of the Series B Shares (other than a minimal amount) to third persons. In either such event, the Company has the right to acquire the shares at a maximum price equal to the then relevant market price of shares of "low-voting" Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock (the "Series A Stock") plus a ten percent premium. The Malones also agreed that if the Company were ever to be sold to another entity, then the maximum premium that the Malones would receive on their Series B Shares would be no greater than a ten percent premium over the price paid for the relevant shares of Series A Stock. The Company paid approximately $150 million to the Malones for agreeing to the terms of the Malone Call Agreement.

     Also on February 9, 1998, in connection with the Magness Settlement, the Betsy Magness Estate and the Bob Magness Estate, Kim Magness, Gary Magness and certain others (collectively, the "Magness Group") also entered into a call agreement with the Company (with substantially the same terms as the one entered into by the Malones, including a call on the shares owned by the Magness Group upon Malone's death (the "Magness Call Agreement")), on the Magness Group's aggregate of approximately 49 million Series B Shares (which includes shares issued pursuant to the Stock Dividend). The Magness Group was paid $123,579,980 by the Company for entering into the Magness Call Agreement. Additionally, on February 9, 1998, the Magness Group entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Malones and the Company under which (i) the Magness Group and the Malones agree to consult with each other in connection with matters to be brought to the vote of the Company's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Malone has an irrevocable proxy to vote the Series B Shares owned by the Magness Group, (ii) the Magness Group may designate a nominee for the Board and Malone has agreed to vote his Series B Shares for such nominee and (iii) certain "tag along rights" have been created in favor of the Magness Group with respect to any sale by the Malones of Series B Shares and certain "drag along rights" have been created in favor of the Malones with respect to the sale of all or substantially all of the Series B Shares beneficially owned by Malone or of the business or assets of the Company pursuant to which the Magness Group will consent to such sale and, if the sale is of the Series B Shares, the Magness Group must either convert their Series B Shares to the respective Series A Shares of the Company or sell their Series B Shares pursuant to the terms of such sale. In addition, the Malone Right granted by the Company to Malone to acquire 30,545,864 shares of Series B TCI Group Common Stock has been reduced to an option to acquire 14,511,570 shares of Series B TCI Group Common Stock. Pursuant to the terms of the Stockholders' Agreement, the Magness Group has the right to participate in the reduced Malone Right on a proportionate basis with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right.

     The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is on present plan or proposal to dispose of the Company Securities, the personal representatives intend to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Estates, including the Estates' tax liabilities, (ii) as may be required of the personal representative in fulfillment of fiduciary duties to the Estates, and (iii) as may be required to effect the distribution of the assets of the Estates to the beneficiaries of the Estates;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                   AMOUNT AND NATURE OF           PERCENT OF         TOTAL
                                                   BENEFICIAL OWNERSHIP         CLASS POWER(1)       VOTING
                                                   --------------------         --------------       ------
 TITLE OF CLASS                                                                                     POWER(1)
 --------------                                                                                     --------
                                                                                                     22.8%

 Series A TCI Group Common Stock                   21,571,961(2)(3)(4)(5)(6)          4.5%



                                                       Page 7 of 12



 Series B TCI Group Common Stock                   21,541,961(2)(3)(4)(5)             44.7%

 Series A Liberty Media Group Common Stock         23,123,781(2)(3)(4)(5)(6)           7.1%

 Series B Liberty Media Group Common Stock         14,044,522(2)(3)(4)(5)             44.3%

 Series A Ventures Group Common Stock              18,236,450(2)(3)(4)(5)               4.8%

 Series B Ventures Group Common Stock              18,236,450(2)(3)(4)(5)              41.2%

 Class B Preferred Stock                           125,000(5)                           8.1%



(1) Based on 458,473,123 shares of Tele-Communications, Inc. Series A TCI Group Common Stock, 48,230,923 shares of Series B TCI Group Common Stock, 313,225,982 shares of Series A Liberty Media Group Common Stock, 31,681,124 shares of Series B Liberty Media Group Common Stock, 365,719,524 shares of Tele-Communications, Inc. Series A Ventures Group Common Stock, 44,228,902 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 70,575 shares of TCI Group Preferred Stock, Series C, 105,862 shares of Liberty Media Group Preferred Stock, Series C, 6,567,344 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,567,894 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on December 31, 1997, in each case after elimination of shares then held by the Company and its majority owned subsidiaries. The aforementioned share numbers reflect a stock dividend announced by the Company in January 1998, and distributed effective February 6, 1998, in which the Company issued to the record holders at the close of business on January 30, 1998: (a) one share of Series A Liberty Media Group Common Stock for every two shares of Series A Liberty Media Group Common Stock held and one share of Series B Liberty Media Group Common Stock for every two shares of Series B Liberty Media Group Common Stock held; and (b) one share of Series A Ventures Group Common Stock for every share of Series A Ventures Group Common Stock held and one share of Series B Ventures Group Common Stock for every share of Series B Ventures Group Common Stock held. As a result of the transactions described in
     Item 4 hereof, the following adjustments to the December 31, 1997 outstanding share numbers were made: (i) a reduction of 10,201,040 shares in the outstanding number of Series A TCI Group Common Stock, (ii) an increase of 10,017,145 shares in the outstanding number of Series B TCI Group Common Stock, (iii) a reduction of 11,666,508 shares in the outstanding number of Series A Ventures Group Common Stock, (iv) an increase of 12,034,298 shares in the outstanding number of Series B Ventures Group Common Stock.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series A Ventures Group Common Stock and Class B Preferred Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 22.8% of the voting power with respect to a general election of directors of the Company.

(3) Pursuant to a letter agreement dated June 17, 1988 (the "1988 Agreement"), the late Bob Magness and Kearns-Tribune Corporation, a newspaper publishing concern ("Kearns"), each granted Malone certain rights with respect to the then Class B Common Stock of TCI owned by them. Malone agreed with the Company to forego the exercise of such rights in connection with the June 16, 1997 sale described in Item 4 above whereby the Bob Magness Estate exchanged with the Company 30,545,864 shares of Series B TCI Group Common Stock for an equal number of shares of Series A TCI Group Common Stock
     (the "Exchange"). In consideration thereof, the Company granted Malone the right to acquire, at any time and from time to time prior to June 30, 1999 (the "Malone Right"), up to 30,545,864 shares of Series B TCI Group Common Stock for either (or a combination of): (i) Series A TCI Group Common Stock on a one-for-one basis or (ii) cash based on the closing sale price of the Series B TCI Group Common Stock on Nasdaq for a specified period prior to the acquisition of such shares by Malone. Effective February 9, 1998, however, a portion of the Malone Right has been rescinded and unwound leaving 14,511,570 shares of Series B TCI Group Common Stock subject to the Malone Right. The Stockholders' Agreement gives the Magness Group and Malone the right to exercise the Malone Right on a proportionate basis as to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. Of this Malone Right, the Bob Magness Estate has a proportionate right to purchase 4,035,271 shares, the Betsy Magness Estate has a proportionate right to purchase 1,309,338 shares, Malone has a proportionate right to purchase 6,809,537 shares, Kim Magness has a proportionate right to purchase 5,460,148 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate, 1,309,338 shares as personal representative of the Betsy Magness Estate and 115,539 shares individually), and Gary Magness has a proportionate right to purchase 4,171,825 shares (4,035,271 shares by means of his role as co-personal representative of the Bob Magness Estate and 136,554 shares individually). If the Magness Group or any member thereof declines to participate in the Malone Right, Malone may acquire all such shares.

     In connection with the foregoing, on February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

     In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate and the Betsy Magness Estate are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Kim Magness is the personal representative of the Betsy Magness Estate. Accordingly, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 6,849,156 shares of Series A TCI Group Common Stock, (ii) 6,849,156 shares of Series B TCI Group Common Stock (which number includes 1,309,338 shares of Series B TCI Group Common Stock representing the Betsy Magness Estate's proportional share of the Malone Right), (iii) 4,753,985 shares of Series A Liberty Media Group Common Stock, (iv) 2,379,829 shares of Series B Liberty Media Group Common Stock, (v) 5,823,452 shares of Series A Ventures Group Common Stock, and (vi) 5,823,452 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Effective January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 14,206,616 shares of Series A TCI Group Common Stock, (ii) 14,206,616 shares of Series B TCI Group Common Stock (which number includes 4,035,271 shares of Series B TCI Group Common Stock representing the Bob Magness Estate's proportional share of the Malone Right), (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock, (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, (vi) 12,034,298 shares of Series B Ventures Group Common Stock, and
     (vii) 125,000 shares of Class B Preferred Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 30,000 shares of Series A TCI Group Common Stock and 16,875 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 30,000 and 16,875 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:


     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the shares:


                                                                             Shared
                   Class of Security                          Sole Power     Power
                   -----------------                          ----------     -----
          Series A TCI Group Common Stock                         7365345  14,206,616
          Series B TCI Group Common Stock                         7335345  14,206,616
          Series A Liberty Media Group Common Stock               5085860  18,037,921
          Series B Liberty Media Group Common Stock               2589829  11,454,693
          Series A Ventures Group Common Stock                    6202152  12,034,298
          Series B Ventures Group Common Stock                    6202152  12,034,298
          Class  B Preferred Stock                                      0     125,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Statement is hereby deleted in its entirety and replaced with the following:

     The Company, the Malone Group and the Magness Group are parties to the Stockholders' Agreement and the Company and the Magness Group are parties to the Magness Call Agreement, both as described in Item 4 above.

     The Stockholders' Agreement and the Magness Call Agreement are attached to this Statement as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


          EXHIBIT DESCRIPTION
99.1       Stockholders' Agreement dated as of February 9, 1998, among the
           Company, the Malone Group and the Magness Group

99.2 Call Agreement dated as of February 9, 1998, between the Company and the Magness Group

99.3 Secured Promissory Note in the principal sum of $80,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

99.4       Borrower Security and Pledge Agreement made by the Estate of Bob
           Magness to Bankers Trust Company

99.5 Restated Secured Promissory Note in the principal sum of $50,000,000 payable by the Estate of Betsy Ruth Magness to Bankers Trust Company

99.6       Restated Borrower Security and Pledge Agreement made by the Estate of
           Betsy Ruth Magness to Bankers Trust Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998



    /s/ Kim Magness
---------------------------------
Kim Magness

                                     INDEX OF EXHIBITS


          EXHIBIT DESCRIPTION

99.1      Stockholders'  Agreement  dated  as  of  February  9, 1998, among the Company, the
          Malone Group and the Magness Group

99.2      Call  Agreement  dated as of February 9, 1998, between the Company and the Magness
          Group

99.3      Secured  Promissory Note in the principal sum of $80,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company

99.4      Borrower  Security  and  Pledge  Agreement  made  by  the Estate of Bob Magness to
          Bankers Trust Company

99.5      Restated  Secured  Promissory  Note in the principal sum of $50,000,000 payable by the Estate of Betsy Ruth Magness to Bankers Trust Company

99.6      Restated  Borrower  Security and Pledge Agreement made by the Estate of Betsy Ruth
          Magness to Bankers Trust Company












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